UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
FORIAN INC.
(Name of Subject Company)
BRAVO MERGER SUB, INC.
a wholly owned subsidiary of
2025 ACQUISITION COMPANY, LLC
(Names of Filing Persons (Offerors))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
34630N106
(CUSIP Number of Class of Securities)
Max Wygod
Chief Executive Officer
Forian Inc.
41 University Drive, Suite 400
Newtown, PA
18940
Tel: (267) 225-6263
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
With a copy to:
Creighton Condon
Allen Overy Shearman & Sterling US LLP
599 Lexington Ave.,
New York, NY 10022
(212) 848-7628

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable	Filing Party:	2025 Acquisition Company, LLC Bravo Merger Sub, Inc.
	Form or Registration No.:	Schedule TO-T	Date Filed:	April 16, 2026
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 3”) is filed by (i) Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and a direct wholly-owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent,” and together with Merger Sub, the “Buyer Parties”), and (ii) Parent. This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, filed by the Buyer Parties with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2026 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Buyer Parties to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.001 per share, of Forian Inc., a Maryland corporation (the “Company”), for $2.17 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended and supplemented from time to time, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(a) and (a)(1)(b) of the Schedule TO, respectively. The Offer does not include an offer to purchase any Shares owned by the Buyer Parties as of the commencement of the Offer (the “Excluded Shares”).
This Amendment No. 3 relates to the expiration of the Offer as scheduled one minute past 11:59 p.m., Eastern Time, on May 14, 2026. Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO, the Offer to Purchase (including all schedules thereto) and the Letter of Transmittal remains unchanged and is hereby expressly incorporated by reference to the extent relevant to the items in this Amendment No. 3.
Items 1 through 9, Item 11 and Item 13.
The disclosure in the Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on May 14, 2026 (such date and time, the “Expiration Date”), and the Offer was not extended. The Depositary has advised Merger Sub that, as of the Expiration Date, 6,444,415 Shares had been validly tendered and not withdrawn pursuant to the Offer. The Shares so tendered, together with all Shares beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), satisfied the Minimum Condition. In total, 6,444,415 Shares were tendered, which, together with such beneficial ownership, represented approximately 91% of the aggregate voting power of all issued and outstanding Shares as of the Offer Acceptance Time.
As all conditions to the Offer have been satisfied or waived, on May 15, 2026, Merger Sub irrevocably accepted for payment all Shares validly tendered pursuant to, and not withdrawn from, the Offer and will promptly pay for such Shares in accordance with the terms of the Offer and the Merger Agreement.
As a result of its acceptance of the Shares tendered in the Offer, Merger Sub and Parent acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Forian pursuant to Section 3-106.1(c) of the MGCL.
Accordingly, on May 15, 2026, the Buyer Parties effected the Merger in accordance with Section 3-106.1 of the MGCL, in which Merger Sub merged with and into Forian, with Forian surviving the Merger and continuing as a wholly owned subsidiary of Parent.
At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than Shares irrevocably accepted for purchase by Merger Sub in the Offer and certain Shares specified in the Merger Agreement (including Shares held by a holder who was entitled to demand and properly exercised and perfected such holder's demand for appraisal of such Shares in accordance with Section 3-202 of the MGCL), converted into the right to receive an amount in cash equal to the Offer Price, without interest, and subject to deduction for any required tax withholding (which is the same amount per Share to be paid in the Offer).

Following the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.The press release announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.”
Item 12.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase, dated April 16, 2026.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Summary Advertisement as published in The New York Times on April 16, 2026.
(a)(5)(A)*	Press Release, dated April 3, 2026 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed, filed April 3, 2026).
(a)(5)(B)*	Press Release Announcing Commencement of Tender Offer issued by the Company on April 16, 2026.
(a)(5)(C)	Press Release issued by the Company on May 15, 2026 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed May 15, 2026).
(d)(1)*
Contribution Agreement, dated April 15, 2026, among Parent and certain shareholders of the Company (incorporated by reference to Exhibit 99.30 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on April 15, 2026 (incorporated herein by reference).

(d)(2)*
Agreement and Plan of Merger, dated April 2, 2026, among the Buyer Parties and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on April 2, 2026).

(d)(3)*
Equity Commitment Letter, dated as of April 2, 2026, by and between Parent and Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A, attached as Exhibit 99.20 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on April 6, 2026 (incorporated herein by reference).

(d)(4)*
Confidentiality Agreement, dated as of September 29, 2025, by and between Parent and the Company, attached as Exhibit 99.3 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on October 3, 2025 (incorporated herein by reference).

(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*	Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 15, 2026

BRAVO MERGER SUB, INC.

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

2025 ACQUISITION COMPANY, LLC

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer